大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

7 September 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 6 September 2005 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

Patricia Ong
Deputy Company Secretary

enc.

c.c. Ms Eugenia Lee, The Bank of New York (Fax No. : 012 1 212 571 3050)

k:gw/letter/media/otherannouncements.doc
UOL/3.2.3/gw/ja

I/We acknowledge receipt of the above mentioned ...

SIGNATURE: ....

NAME: ....

DATE: ....

大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

7 September 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 6 September 2005 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

Patricia Ong
Deputy Company Secretary

enc.

c.c. Ms Eugenia Lee, The Bank of New York (Fax No. : 012 1 212 571 3050)

k:gw/letter/media/otherannouncements.doc
UOL/3.2.3/gw/ja

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	UNITED OVERSEAS LAND LTD
Company Registration No.	196300438C
Announcement submitted on behalf of	UNITED OVERSEAS LAND LTD
Announcement is submitted with respect to *	UNITED OVERSEAS LAND LTD
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	06-Sep-2005 17:24:41
Announcement No.	00047

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Establishment of an Associated Company
Description	
Attachments:	UOL6Sept05.pdf Total size = **54K** (2048K size limit recommended)

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UNITED OVERSEAS LAND LIMITED Company Registration No. 196300438C

ESTABLISHMENT OF AN ASSOCIATED COMPANY

The Board of Directors of United Overseas Land Limited ("**UOL**" or the "**Company**") wishes to announce that the Company has today, entered into a joint venture agreement ("**JVA**") with Kheng Leong Company (Private) Limited ("**KLC**") and Low Keng Huat (Singapore) Limited ("**LKH**").

Pursuant to the JVA, UOL, KLC and LKH have established a joint venture company known as Vista Development Pte Ltd ("**Vista**"), details of which are as follows :

(1) Issued share capital : 1,000,000 ordinary shares of S$1.00 each

(2) Shareholding Proportion :

UOL	- 30%
KLC	- 50%
LKH	- 20%

(3) Purpose : to purchase a leasehold property and undertake a development project awarded to the Parties under a tender held by Jurong Town Corporation ("**JTC**"), brief details of which are as follows:

(i) Property	land at Central Xchange one-north, near Buona Vista Park
(ii) Tenure	99 years less one day
(iii) Tender Price	S$108,930,200 or S$255.20 per square foot per plot ratio
(iv) Land Area	approximately 170,737 square feet
(v) Plot Ratio	2.5
(vi) Permissible Gross Floor Area	approximately 426,842 square feet

Upon subscription and issuance of shares, Vista will become an associated company of UOL. UOL's subscription will be financed by internal resources.

The acquisition and development of the Property by Vista will be financed by internal funds and bank borrowings, and is not expected to have a material impact on the Group's net tangible assets or earnings per share for the financial year ending 31 December 2005.

KLC is an associate of Mr Wee Cho Yaw and Mr Wee Ee Cheong, who are also directors of KLC and UOL. Save as disclosed herein, none of the directors and substantial shareholders of the Company have any interest in the transaction.

By Order of the Board

Foo Thiam Fong Wellington
Company Secretary
6 September 2005